TO OUR STOCKHOLDERS


         As expected, the first quarter of the year 2000 began with an aggressive tightening schedule as the Federal Reserve rose the Fed Funds rate 25 basis points twice during this quarter while still another rise is expected.

         Popular, Inc.'s net income amounted to $64.2 million or $0.46 per share for the first quarter of 2000 compared with $63.7 million or $0.45 per share for the first quarter of 1999. Net income for the first quarter of 2000 represented annualized return on assets (ROA) and return on common equity (ROE) of 1.01% and 14.57%, respectively. These profitability ratios compare with an ROA of 1.14% and ROE of 16.03% attained during the first quarter of 1999, and 1.05% and 15.06%, respectively, for the last quarter of 1999.

         The results for the first quarter of 2000, when compared with the same period a year ago, reflected a rise of $6.0 million in net interest income together with a growth of $28.7 million in other income. Operating expenses rose $24.6 million while the provision for loan losses increased $14.2 million.

         Net interest income for the first quarter of 2000 grew to $242.2 million from $236.2 million for the same period a year earlier. This growth was primarily due to an increase of $2.5 billion in average earning assets, particularly a $1.8 billion growth in loans, partially offset by a decrease in the net interest yield. For the first quarter of 2000, the net interest yield, on a taxable equivalent basis, was 4.42%, compared to 4.84% for the same period a year earlier, mainly as a result of a higher cost of interest bearing liabilities triggered by a higher interest rate scenario. For the last quarter of 1999, the net interest yield on a taxable equivalent basis was 4.57%.

         For the first quarter of 2000, the provision for loan losses amounted to $50.0 million, compared with $35.8 million for the same period a year earlier, reflecting the growth in the loan portfolio, non-performing assets and net charge-offs. Net charge-offs for the first quarter of 2000 were $48.6 million compared to $25.9 million for the same period in 1999, mainly as a result of increased charge-offs in the consumer and commercial portfolios. Net charge-offs as a percentage of average loans increased to 1.29% for the three-month period ended March 31, 2000 from 0.78% for the same period a year earlier.

         Other operating income, excluding securities and trading transactions amounted to $101.6 million for the first quarter of 2000 compared with $86.9 million for the same period in 1999. Processing fees reflected a significant growth when compared with the same period in 1999, primarily due to the acquisition of GM Group in July 1999. Credit card fees and check cashing fees also rose as a result of the continued business expansion of the credit card business and Popular Cash Express. In addition, the investment in Telecomunicaciones de Puerto Rico, Inc. and the operations of GM Group generated additional revenues during this quarter.

         Gains on sale of securities and trading transactions for the quarter ended March 31, 2000 amounted to $14.1 million compared with $0.2 million for the same period in 1999. During this quarter, the Corporation exercised its conversion right and exchanged its investment in preferred stock of a financial corporation in Puerto Rico for common stock of the same entity, resulting in a gain of $13.4 million.

         Operating expenses for the three-month period ended March 31, 2000, amounted to $226.5 million, up from $201.9 million for the same period a year earlier. The rise of $24.6 million in operating expenses for the quarter ended March 31, 2000, was driven by a $7.2 million increase in personnel costs principally as a result of the aforementioned acquisition of GM Group, together with the continued business expansion of the banking operations in the United States. Equipment expenses, business promotion and other operating expenses rose reflecting the impact of acquisitions during the second half of 1999, investment in technology, the new institutional advertising campaign launched during the last quarter of 1999 coupled with higher sundry losses. Moreover, professional services also increased due to consulting services needed to support the growth of the Corporation's business activity.

         On the other hand, income tax expense decreased $3.6 million from $22.4 million for the first quarter of 1999 to $18.8 million for the same period in 2000 due to lower income before tax combined with higher income subject to a capital gains rate.

         At March 31, 2000, total assets amounted to $25.3 billion compared with $23.2 billion at the same date in 1999 and $25.5 billion as of December 31, 1999. Loans at March 31, 2000, increased 13.0% to $15.2 billion compared with $13.5 billion at the same date in 1999 and $14.9 billion at December 31, 1999. The growth in the loan portfolio occurred principally in the commercial and mortgage loan portfolios.

         The allowance for loan losses was $293 million or 1.93% of loans as of March 31, 2000 compared with $277 million or 2.06% at March 31, 1999, and $292 million or 1.96% at December 31, 1999. Non-performing assets amounted to $361 million compared with $299 million at the same date last year and $326 million at the end of 1999. The rise in non-performing assets corresponded principally to the classification on non-accrual of a limited number of commercial relationships in Puerto Rico and the United States.

         Total deposits as of March 31, 2000 rose to $14.3 billion from $13.6 billion at the same date in 1999 and $14.2 billion at December 31, 1999, while borrowings were $8.8 billion at the end of the first quarter of 2000, compared with $7.4 billion a year earlier and $9.2 billion at December 31, 1999.

         Stockholders' equity at March 31, 2000 amounted to $1.68 billion compared with $1.70 billion at the same date in 1999. Included in stockholders' equity at March 31, 2000 was $161 million in unrealized losses on securities available-for-sale, net of tax, compared with $27 million in unrealized gains on securities available-for-sale, net of tax, a year earlier. At December 31, 1999, stockholders' equity amounted to $1.66 billion, including $139 million in unrealized losses on securities available-for-sale.

         The Corporation's stock market value was $22.19 at the end of the quarter, compared with $30.88 at March 31, 1999 and $27.94 at December 31, 1999. At the end of the first quarter of 2000, the Corporation had a market capitalization of $3.0 billion and a book value per share of $11.66.

         In March 2000, Banco Popular launched a redesigned web site that includes its new online banking service "Mi Banco Popular". In this new transactional web site, accessible at www.bancopopular.com, retail clients will have access to all their financial relations, be able to personalize the content, and securely conduct transactions over the internet. In addition, clients will be able to export personal banking information to other software programs, such as Quicken and Money. "Mi Banco Popular" will complement PC Banco, the highly successful dial-up PC banking system. The new site offers a variety of other services such as the ability to open a deposit account, request a mortgage loan, lease, credit card and even open an investment account with Popular Securities.

         In January 2000, the Corporation acquired CreST, S.A., a local card processor and POS provider in Costa Rica. This acquisition will allow us to provide more services to our customers in this area. Meanwhile, on April 6, 2000, Banco Popular North America (BPNA) announced its strategic alliance with Cendant Mortgage, a division of Cendant Corporation, in order to expand the mortgage services to the Hispanic markets within the United States. Cendant Mortgage, a leader in the mortgage banking business in the U.S., will process and service loans on a private label basis through BPNA's retail sales staff and telemarketing group. In addition, the alliance calls for the origination of loans by BPNA through Cendant Corporation's real estate brands: Century 21, Coldwell Banker, and ERA.


/s/ Richard L. Carrion
-----------------------
RICHARD L. CARRION
CHAIRMAN
PRESIDENT
CHIEF EXECUTIVE OFFICER

FINANCIAL HIGHLIGHTS


                                                                    March 31,                       Average for the quarter
-------------------------                                ---------------------------------  ----------------------------------------
BALANCE SHEET HIGHLIGHTS                                    2000        1999       Change        2000        1999         Change
------------------------------------------------------------------------------------------------------------------------------------
(In thousands)
Money market investments                                $   892,652     $865,612   $   27,040  $   851,516  $   694,307   $  157,209
Investment and trading securities                         7,509,220    7,302,677      206,543    7,877,471    7,361,873      515,598
Loans                                                    15,200,931   13,458,245    1,742,686   15,027,521   13,201,405    1,826,116
Total assets                                             25,302,025   23,174,075    2,127,950   25,466,481   22,695,779    2,770,702
Deposits                                                 14,337,861   13,576,672      761,189   14,147,519   13,578,244      569,275
Borrowings                                                8,833,572    7,401,790    1,431,782    9,016,053    7,036,406    1,979,647
Stockholders' equity                                      1,682,293    1,704,482      (22,189)   1,815,021    1,657,898      157,123
------------------------------------------------------------------------------------------------------------------------------------

                                                                   First Quarter
                                                         ---------------------------------
OPERATING HIGHLIGHTS                                       2000         1999        Change
------------------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share information)

Net interest income                                      $ 242,240    $236,239     $ 6,001
Provision for loan losses                                   50,013      35,771      14,242
Fees and other income                                      115,726      87,057      28,669
Other expenses, net of minority interest                   243,764     223,861      19,903
Net income                                               $  64,189    $ 63,664     $   525
Net income applicable to common stock                    $  62,102    $ 61,577     $   525
Earnings per common share                                     0.46        0.45        0.01
------------------------------------------------------------------------------------------------------------------------------------

                                                                          First Quarter
                                                                       -------------------
SELECTED STATISTICAL INFORMATION                                        2000         1999
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK DATA
Market price
   High                                                                 $26.88      $37.88
   Low                                                                   18.63       30.88
   End                                                                   22.19       30.88
Book value at period end                                                 11.66       11.82
Dividends declared                                                        0.16        0.14
Dividends payout ratio                                                   34.98%      30.84%
Price/earnings ratio                                                     11.99%      18.06x
------------------------------------------------------------------------------------------------------------------------------------
PROFITABILITY RATIOS
Return on assets                                                          1.01%       1.14%
Return on common equity                                                  14.57       16.03
Net interest spread (taxable equivalent)                                  3.60        4.02
Net interest yield (taxable equivalent)                                   4.42        4.84
Effective tax rate                                                       23.03       26.16
Overhead ratio                                                           45.73       48.61
-----------------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION RATIOS
Equity to assets                                                          7.13%       7.31%
Tangible equity to assets                                                 6.01        6.19
Equity to loans                                                          12.08       12.56
Internal capital generation                                               8.90       10.27
Tier 1 capital to risk-adjusted assets                                   10.04       10.73
Total capital to risk-adjusted assets                                    12.09       12.98
Leverage ratio                                                            6.32        6.69
------------------------------------------------------------------------------------------------------------------------------------
CREDIT QUALITY RATIOS
Allowance for losses to loans                                             1.93%       2.06%
Allowance to non-performing assets                                       81.23       92.81
Allowance to non-performing loans                                        89.25      103.10
Non-performing assets to loans                                            2.38        2.22
Non-performing assets to total assets                                     1.43        1.29
Net charge-offs to average loans                                          1.29        0.78
Provision to net charge-offs                                              1.03x       1.38x
Net charge-offs earnings coverage                                         2.71        4.69

ADDITIONAL INFORMATION

BOARD OF DIRECTORS

 Richard L. Carrion, Chairman
 Alfonso F. Ballester, Vice Chairman
 Antonio Luis Ferre, Vice Chairman
 Juan A. Albors Hernandez*
 Jose A. Bechara Bravo*
 Salustiano Alvarez Mendez*
 Juan J. Bermudez
 Francisco J. Carreras
 David H. Chafey Jr.
 Hector R. Gonzalez
 Jorge A. Junquera Diez
 Manuel Morales Jr.
 Alberto M. Paracchini
 Francisco M. Rexach Jr.
 J. Adalberto Roig Jr.
 Felix J. Serralles Nevares
 Julio E. Vizcarrondo Jr.
  Samuel T. Cespedes, Secretary
  *Director of Banco Popular de Puerto Rico only

EXECUTIVE OFFICERS
 Richard L. Carrion, Chairman of the Board,
  President and Chief Executive Officer
 David H. Chafey Jr., Senior Executive Vice President
 Jorge A. Junquera Diez, Senior Executive Vice President
 Maria Isabel P. de Burckhart, Executive Vice President
 Roberto R. Herencia, Executive Vice President
 Larry B. Kesler, Executive Vice President
 Humberto Martin, Executive Vice President
 Emilio E. Pinero, Executive Vice President
 Carlos J. Vazquez, Executive Vice President

SHAREHOLDER INFORMATION
 SHAREHOLDER ASSISTANCE: Shareholders requiring a change of address, records or information about lost certificates, dividend checks or dividend reinvestment should contact:

     Banco Popular de Puerto Rico
     Trust Division (725)
     Popular Center Building
     4th Floor Suite 400
     209 Munoz Rivera Ave.
     Hato Rey, Puerto Rico 00918

PUBLICATIONS: For printed material (annual and quarterly reports, 10-K and 10-Q reports), contact Mr. Amilcar L. Jordan at the Comptroller's Division at (787) 765-9800 ext. 6101, or VISIT OUR WEB SITE AT HTTP://WWW.POPULARINC.COM.

DIVIDEND REINVESTMENT PLAN: The Corporation has a dividend reinvestment plan that provides the shareholder a simple, convenient and cost-effective way to acquire Popular, Inc. common stock.

- Dividends can be automatically reinvested in additional shares at 95% of the Average Market Price.

- Participants may make optional cash payments of at least $25 and not more than $10,000 per calendar month for investment in additional shares.

- No brokerage commissions are charged on purchases under this plan.

- Participant's funds will be fully invested, because the plan permits transactions of shares to be credited to a participant's account.

- If you would like more information on this plan, please contact our Trust Division at (787) 756-3908 or (787) 765-9800 exts. 5637,5525 and 5897.

CONSOLIDATED STATEMENTS OF CONDITION

                                                                                    March 31,
                                                                      ---------------------------------------
Dollars in thousands                                                         2000                  1999
-------------------------------------------------------------------------------------------------------------
ASSETS
 Cash and due from banks                                                 $   606,383           $   596,116
-------------------------------------------------------------------------------------------------------------
 Money market investments:
  Federal funds sold and securities purchased
   under agreements to resell                                                850,216               828,981
  Time deposits with other banks                                              41,692                36,068
  Bankers' acceptances                                                           744                   563
-------------------------------------------------------------------------------------------------------------
                                                                             892,652               865,612
-------------------------------------------------------------------------------------------------------------
 Investment securities available-for-sale, at market value                 6,916,382             6,544,252
 Investment securities held-to-maturity, at cost                             384,365               484,958
 Trading account securities, at market value                                 208,473               273,467
 Loans held-for-sale                                                         556,813               475,081
-------------------------------------------------------------------------------------------------------------
 Loans                                                                    15,001,946            13,339,826
    Less - Unearned income                                                   357,828               356,662
           Allowance for loan losses                                         293,442               277,116
-------------------------------------------------------------------------------------------------------------
                                                                          14,350,676            12,706,048
-------------------------------------------------------------------------------------------------------------
 Premises and equipment                                                      437,932               432,694
 Other real estate                                                            32,448                29,800
 Customers' liabilities on acceptances                                         8,308                21,208
 Accrued income receivable                                                   167,853               161,258
 Other assets                                                                438,706               315,602
 Intangible assets                                                           301,034               267,979
-------------------------------------------------------------------------------------------------------------
                                                                         $25,302,025           $23,174,075
=============================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
  Deposits:
    Non-interest bearing                                                 $ 2,998,252           $ 2,919,926
    Interest bearing                                                      11,339,609            10,656,746
-------------------------------------------------------------------------------------------------------------
                                                                          14,337,861            13,576,672
 Federal funds purchased and securities sold under agreements
  to repurchase                                                            4,151,527             3,651,208
 Other short-term borrowings                                               2,245,885             1,954,489
 Notes payable                                                             2,161,160             1,521,093
 Acceptances outstanding                                                       8,308                21,208
 Other liabilities                                                           418,985               450,411
-------------------------------------------------------------------------------------------------------------
                                                                          23,323,726            21,175,081
-------------------------------------------------------------------------------------------------------------
 Subordinated notes                                                          125,000               125,000
-------------------------------------------------------------------------------------------------------------
 Preferred beneficial interest in Popular North America's junior subordinated deferrable interest debentures guaranteed by the
  Corporation                                                                150,000               150,000
-------------------------------------------------------------------------------------------------------------
 Minority interest in consolidated subsidiaries                               21,006                19,512
-------------------------------------------------------------------------------------------------------------
Stockholders' equity:
 Preferred stock                                                             100,000               100,000
 Common stock                                                                828,254               826,121
 Surplus                                                                     245,719               218,635
 Retained earnings                                                           734,681               573,068
 Treasury stock, at cost                                                     (64,150)              (39,559)
 Accumulated other comprehensive (loss) income, net of deferred taxes       (162,211)               26,217
-------------------------------------------------------------------------------------------------------------
                                                                           1,682,293             1,704,482
-------------------------------------------------------------------------------------------------------------
                                                                         $25,302,025           $23,174,075
=============================================================================================================

CONSOLIDATED STATEMENTS OF INCOME

                                                                Quarter ended March 31
                                                           ---------------------------------
Dollars in thousands, except per share information           2000                     1999
------------------------------------------------------------------------------------------------------------
Interest Income:
  Loans                                                    $376,520                 $326,033
  Money market investments                                   13,248                    7,933
  Investment securities                                     112,130                  105,434
  Trading account securities                                  3,903                    4,795
------------------------------------------------------------------------------------------------------------
                                                            505,801                  444,195
------------------------------------------------------------------------------------------------------------
Interest Expense:
  Deposits                                                  122,474                  110,823
  Short-term borrowings                                     102,825                   69,374
  Long-term debt                                             38,262                   27,759
------------------------------------------------------------------------------------------------------------
                                                            263,561                  207,956
------------------------------------------------------------------------------------------------------------
Net interest income                                         242,240                  236,239
Provision for loan losses                                    50,013                   35,771
------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses         192,227                  200,468
Service charges on deposit accounts                          30,223                   28,249
Other service fees                                           47,365                   37,909
Gain on sale of securities                                   13,264                      450
Trading account profit (loss)                                   817                     (282)
Other operating income                                       24,057                   20,731
------------------------------------------------------------------------------------------------------------
                                                            307,953                  287,525
------------------------------------------------------------------------------------------------------------
Operating Expenses:
Personnel costs:
  Salaries                                                   78,594                   70,157
  Profit sharing                                              4,132                    6,320
  Pension and other benefits                                 20,498                   19,559
------------------------------------------------------------------------------------------------------------
                                                            103,224                   96,036
Net occupancy expenses                                       16,559                   14,258
Equipment expenses                                           23,434                   20,734
Other taxes                                                   8,575                    8,265
Professional fees                                            17,678                   15,312
Communications                                               10,802                   10,829
Business promotion                                           14,087                   11,000
Printing and supplies                                         5,172                    4,990
Other operating expenses                                     18,381                   12,847
Amortization of intangibles                                   8,592                    7,620
------------------------------------------------------------------------------------------------------------
                                                            226,504                  201,891
------------------------------------------------------------------------------------------------------------
Income before income tax and minority interest               81,449                   85,634
Income tax                                                   18,756                   22,402
Net loss of minority interest                                 1,496                      432
------------------------------------------------------------------------------------------------------------
NET INCOME                                                 $ 64,189                 $ 63,664
------------------------------------------------------------------------------------------------------------
NET INCOME APPLICABLE TO COMMON STOCK                      $ 62,102                 $ 61,577
------------------------------------------------------------------------------------------------------------
EARNINGS PER COMMON SHARE (BASIC AND DILUTED)              $   0.46                 $   0.45
============================================================================================================

SUBSIDIARIES


CENTRAL OFFICE

     Popular Center
     209 Munoz Rivera Avenue
     San Juan, Puerto Rico 00918
     Telephone: (787) 765-9800

BANCO POPULAR DE PUERTO RICO

    Puerto Rico Office
    Popular Center
    209 Munoz Rivera Avenue
    San Juan, Puerto Rico 00918
    Telephone: (787) 765-9800

    Virgin Islands Office
    193 Estate Altona & Welgunst
    St. Thomas, Virgin Islands 00802
    Telephone: (340) 693-2777

BANCO POPULAR NORTH AMERICA

    4000 West North Avenue
    Chicago, Illinois 60639
    Telephone: (773) 772-8600

BANCO FIDUCIARIO, S.A.

    27 de Febrero Ave. #50
    Santo Domingo
    Republica Doninicana
    Telephone: (809) 473-9400

ATH COSTA RICA

     Cond. en Oficinas Ofiplaza del Este
     Edif D - Piso 1
     San Pedro de la Rotonda
     dela Bandera
     150 metros Oeste
     San Jose, Costa Rica
     Telephone: (011) 506-280-9796

CREST, S.A.

     Costado Este del Banco Central
     Calle 2 Entre Ave. Central y Primera
     San Jose Centro, Costa Rica
     Telephone: (011) 506-257-4112

GM GROUP, INC.
     1590 Ponce de Leon Avenue
     San Juan, Puerto Rico 00926
     Telephone: (787) 751-4343

EQUITY ONE, INC.

     Marlton Crossing Office Park
     400 Lippincott Drive
     Marlton, New Jersey 08053
     Telephone: (856) 396-2600

POPULAR MORTGAGE, INC.

     268 Ponce de Leon Avenue
     San Juan, Puerto Rico 00918
     Telephone: (787) 753-0245

LEVITT MORTGAGE

     Galeria San Patricio
     B-5 Tabonuco St.
     Suite 207
     Guaynabo, Puerto Rico 00968
     Telephone: (787) 749-8787

POPULAR LEASING & RENTAL, INC.

     M-1046 Federico Costa St.
     Tres Monjltas Industrial
      Development
     San Juan, Puerto Rico 00903
     Telephone: (787) 751-4848

POPULAR LEASING, USA

     16296 Westwood
     Business Parkdrive
     Ellisville, Missouri 63021
     Telephone: (609) 273-1119

POPULAR FINANCE, INC.

     10 Salud Street
     El Senorial Condominium
     Suite 613
     Ponce, Puerto Rico 00731
     Telephone: (787) 844-2860

POPULAR CASH EXPRESS, INC.

     6200 North Hiawatha
     Suite 200
     Chicago, Illinois 60646
     Telephone: (773) 205-8300

POPULAR SECURITIES, INC.

     Popular Center
     209 Munoz Rivera Avenue
     Suite 1020
     San Juan, Puerto Rico 00918
     Telephone: (787) 766-4200